

April 29, 2020

Wayne Wetherell
Chief Financial Officer
ImageWare Systems, Inc.
13500 Evening Creek Drive N., Suite 500
San Diego, CA 92128

>   **Re: ImageWare Systems, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 17, 2020**
>   **File No. 001-15757**

Dear Mr. Wetherell:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Technology

cc: Daniel Rumsey